UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                              Transtexas Gas Corp.
                                (Name of Issuer)

                              Class A Common Stock
                         Series A Senior Preferred Stock
                         (Title of Class of Securities)

        Class A Common Stock-893895201 / Senior Preferred Stock-893895409
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                            and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 28, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. Class A Common Stock-893895201 / Senior Preferred Stock-893895409

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) / /
                                                            (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           Common Stock 338,884 / Preferred Stock 76,695,884

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           Common Stock 338,884 / Preferred Stock 76,695,884

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           Common Stock 338,884 / Preferred Stock 76,695,884

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Common Stock 33.8% / Preferred Stock 34.48%

14       TYPE OF REPORTING PERSON*
                           PN

                                  SCHEDULE 13D

CUSIP No. Class A Common Stock-893895201 / Senior Preferred Stock-893895409

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) / /
                                                            (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           Common Stock 338,884 / Preferred Stock 76,695,884

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           Common Stock 338,884 / Preferred Stock 76,695,884

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           Common Stock 338,884 / Preferred Stock 76,695,884

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Common Stock 33.8% / Preferred Stock 34.48%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. Class A Common Stock-893895201 / Senior Preferred Stock-893895409

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) / /
                                                            (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           Common Stock 338,884 / Preferred Stock 76,695,884

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           Common Stock 338,884 / Preferred Stock 76,695,884

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           Common Stock 338,884 / Preferred Stock 76,695,884

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Common Stock 33.8% / Preferred Stock 34.48%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to Class A Common Stock, par value $0.01 per share (the "Common Shares") and Series A Senior Preferred Stock, par value $1.00 per share (the "Preferred Shares") of Transtexas Gas Corp. (collectively the "Shares"), a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1300 N. Sam Houston Parkway East, Suite 310, Houston, Texas 77032.

Item 2.  Identity and Background

         The persons filing this statement are High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the exception of Carl C. Icahn, whose principal business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

         Riverdale is the general partner of High River and is 100 percent owned by Carl C. Icahn.

         High River is primarily engaged in the business of investing in securities. Riverdale is primarily engaged in the business of owning real estate and acting as general partner of High River.Carl C. Icahn is a citizen of the United States. Carl C. Icahn's present principal occupation or employment is acting as President and Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars.

         Carl C. Icahn is the sole member of Riverdale and owns 100% of the interests therein. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Registrants.

         Neither High River, Riverdale, Mr. Icahn nor any executive officer of any of the Registrants or manager of Riverdale , has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On April 15, 2000, as a secured creditor of Issuer's predecessor prior to the reorganization, High River acquired the 131,447 Common Shares and the 29,748,938 Preferred Shares pursuant to the Chapter 11 Bankuptcy Reorganization Plan filed by Issuer in the U.S. Bankruptcy Court for the Southern District of Texas under the Case No. 99-21550-C-11 (the "Plan").

         On February 15, 2000, High River also purchased certain debt securities of Issuer (the "Debt") for the aggregate purchase price of $36,750,000, which securities entitled High River to receive, on April 15, 2000, a distribution by Issuer to High River of the 207,437 Common Shares and the 46,946,946 Preferred Shares. The source of funding for the purchase of the Debt was general working capital of the Registrants.

Item 4.            Purpose of Transaction

         Registrants acquired the Shares as a result of Issuer's Chapter 11 reorganization in respect of the debt securities of Issuer's predecessor which Registrants held and pursuant to a distribution of the Shares to debt security holders. Registrants may attempt, from time to time, to communicate with Issuer's management regarding Issuer's business and prospects. However, other than as stated herein, Registrants have no present plans or proposals which would result in the matters described in clauses (a) through (j) of Item 4.

     Registrants, individually or collectively, reserve the right to seek to acquire, from time to time, additional Shares and may, from time to time, dispose of the Shares, in each case in the open market or otherwise.

Item 5.            Interest in Securities of the Issuer

         (a) As of the close of business on April 15, 2000, Registrants may be deemed to beneficially own, in the aggregate, the 338,884 Common Shares and the 76,695,884 Preferred Shares, representing approximately 33.8% and 34.48% of the Issuer's outstanding Common Shares and Preferred Shares, respectively (based upon the 1,002,500 Common Shares and the 222,455,320 Preferred Shares provided to be issued pursuant to the Plan as of the effective date of the Plan).

         (b) High River has sole voting power and sole dispositive power with regard to the 338,884 Common Shares and the 76,695,884 Preferred Shares. Riverdale has shared voting power and shared dispositive power with regard to the 338,884 Common Shares and the 76,695,884 Preferred Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to the 338,884 Common Shares and the 76,695,884 Preferred Shares.

         Riverdale and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Riverdale and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) Please see Item 3 with respect to all transactions regarding Shares effected during the past sixty (60) days by any of the Registrants.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Except as described herein, neither any of the Registrants nor any person referred to in Schedule A attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits

1.       Joint Filing Agreement of the Registrants

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2000


HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:      /s/ Carl C. Icahn
                  Name:  Carl C. Icahn
                  Title: Member

RIVERDALE LLC


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: Member

/s/ Carl C. Icahn
Carl C. Icahn

     [Signature Page of Schedule 13D with respect to Transtexas Gas Corp.]

                                                                      EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to Class A Common Stock, par value $0.01 per share and Series A Senior Preferred Stock, par value $1.00 per share of Transtexas Gas Corp., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 1st day of May, 2000.

HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:      /s/ Carl C. Icahn
                  Name:  Carl C. Icahn
                  Title: Sole Member

RIVERDALE LLC


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: Sole Member

/s/ Carl C. Icahn
Carl C. Icahn

            [Joint Filing Agreement for Schedule 13D with respect to
                             Transtexas Gas Corp.]